SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.___)*

                          UNITY FIRST ACQUISITION CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $0.0001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    912908100
                               ------------------
                                 (CUSIP Number)
                              Copy to:
                                          Stephen A. Cohen, Esq.
Seneca Ventures                           Morrison Cohen Singer & Weinstein, LLP
68 Wheatley Road                          750 Lexington Avenue
Brookville, New York 11545                New York, New York 10022
Telephone (516) 626-3070                  Telephone (212) 735-8600

--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                               November 13, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space ________.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                       (Continued on following page(s))

CUSIP
No.   912908100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                    Woodland Partners
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*               (a)   /X/

                                                                       (b)   / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required             / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                         New York
--------------------------------------------------------------------------------
               7       Sole Voting Power
                           100,000 shares                               5.3%
   Number of   -----------------------------------------------------------------
    Shares     8       Shared Voting Power
 Beneficially              252,500 shares                              13.5%
   Owned By    -----------------------------------------------------------------
     Each      9       Sole Dispositive Power
   Reporting               100,000 shares                               5.3%
    Person     -----------------------------------------------------------------
     With      10      Shared Dispositive Power
                           252,500 shares                              13.5%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                           352,500 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                       18.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                                   PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                - 2 of 23 -

CUSIP
No.   912908100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                    Barry Rubenstein
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*               (a)   /X/

                                                                       (b)   / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          PF, OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States
--------------------------------------------------------------------------------
               7       Sole Voting Power
   Number of              150,000 shares                                8.0%
    Shares     -----------------------------------------------------------------
 Beneficially  8       Shared Voting Power
   Owned By               202,500 shares                               10.8%
     Each      -----------------------------------------------------------------
   Reporting   9       Sole Dispositive Power
    Person                150,000 shares                                8.0%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          202,500 shares                               10.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                          352,500 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                        18.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                                   IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                - 3 of 23 -

CUSIP
No.   912908100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                   Marilyn Rubenstein
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*              (a)   /X/

                                                                       (b)  / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          PF, OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of                   0 shares                                   0%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By              352,500 shares                                18.8%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person                     0 shares                                    0
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                         352,500 shares                                18.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    352,500 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                        18.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                                   IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                - 4 of 23 -

CUSIP
No.   912908100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                   The Marilyn and Barry Rubenstein Family Foundation
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*               (a)   /X/

                                                                        (b)  / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                          New York
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              50,000 shares                                 2.7%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By               302,500 shares                               16.1%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person                50,000 shares                                 2.7%
     With      -----------------------------------------------------------------
               10      Shared Dispositive Power
                          302,500 shares                               16.1%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    352,500 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                       18.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                                   OO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                - 5 of 23 -

CUSIP
No.   912908100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                  Woodland Venture Fund
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*               (a)   /X/

                                                                        (b)  / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                         New York
--------------------------------------------------------------------------------
               7     Sole Voting Power
                          27,500 shares                                 1.5%
   Number of   -----------------------------------------------------------------
    Shares     8     Shared Voting Power
 Beneficially             325,000 shares                               17.3%
   Owned By    -----------------------------------------------------------------
     Each      9     Sole Dispositive Power
   Reporting              27,500 shares                                 1.5%
    Person     -----------------------------------------------------------------
     With      10    Shared Dispositive Power
                          325,000 shares                               17.3%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    352,500 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                        18.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                                   PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                - 6 of 23 -

CUSIP
No.   912908100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                     Seneca Ventures
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*               (a)   /X/

                                                                       (b)   / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          WC, OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                         New York
--------------------------------------------------------------------------------
               7     Sole Voting Power
                          25,000 shares                                 1.3%
   Number of   -----------------------------------------------------------------
    Shares     8     Shared Voting Power
 Beneficially             327,500 shares                               17.5%
   Owned By    -----------------------------------------------------------------
     Each      9     Sole Dispositive Power
   Reporting              25,000 shares                                 1.3%
    Person     -----------------------------------------------------------------
     With      10    Shared Dispositive Power
                          327,500 shares                               17.5%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                    352,500 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                        18.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                                   PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                - 7 of 23 -

CUSIP
No.   912908100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                        Woodland Services Corp.
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*               (a)   /X/

                                                                       (b)   / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required              / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       New York
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              0 shares                                        0%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By               352,500 shares                               18.8%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person                0 shares                                        0%
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                          352,500 shares                               18.8%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                     352,500 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                        18.8%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                                   CO
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                - 8 of 23 -

CUSIP
No.   912908100                       13D
================================================================================
 1     Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person
                                        Brian Rubenstein
--------------------------------------------------------------------------------
 2     Check the Appropriate Box if a Member of a Group*              (a)   /X/

                                                                      (b)   / /
--------------------------------------------------------------------------------
 3     SEC Use Only
--------------------------------------------------------------------------------
 4     Source of Funds*          OO
--------------------------------------------------------------------------------
 5     Check Box if Disclosure of Legal Proceedings is Required             / /
--------------------------------------------------------------------------------
 6     Citizenship or Place of Organization                       United States
--------------------------------------------------------------------------------
               7     Sole Voting Power
   Number of              0 shares                                        0%
    Shares     -----------------------------------------------------------------
 Beneficially  8     Shared Voting Power
   Owned By               50,000 shares                                 2.7%
     Each      -----------------------------------------------------------------
   Reporting   9     Sole Dispositive Power
    Person                0 shares                                        0%
     With      -----------------------------------------------------------------
               10    Shared Dispositive Power
                          50,000 shares                                 2.7%
--------------------------------------------------------------------------------
11     Aggregate Amount Beneficially Owned By Each Reporting Person
                                      50,000 shares
--------------------------------------------------------------------------------
12     Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*/ /
--------------------------------------------------------------------------------
13     Percent of Class Represented by Amount in Row (11)
                                                                         2.7%
--------------------------------------------------------------------------------
14     Type of Reporting Person*
                                                   IN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                - 9 of 23 -

     This statement, dated November 13, 1996, relates to the reporting persons ownership of certain securities of Unity First Acquisition Corp. (the "Issuer"). On November 13, 1996, the Issuer offered 1,250,000 Units to the public in an initial public offering (the "IPO"), each Unit consisting of one (1) share of common stock, $0.0001 par value per share (the "Common Stock"), one (1) class A redeemable Common Stock purchase warrant and one (1) class B redeemable Common Stock purchase warrant.

ITEM 1.   Security and Issuer

          (a) Common Stock, $0.0001 par value per share (CUSIP No. 912908100).

          (b) Class A Redeemable Common Stock Purchase Warrant (the "Class A Warrant"), exercisable as of the later of (i) the consummation of a business combination by the Issuer, or (ii) November 12, 1997, entitling the holder thereof to purchase one share of Common Stock at $5.50 per share, subject to adjustment in certain circumstances (CUSIP No. 912908118).

          (c) Class B Redeemable Common Stock Purchase Warrant (the "Class B Warrant"), exercisable as of the later of (i) the consummation of a business combination by the Issuer, or (ii) November 12, 1997, entitling the holder thereof to purchase one share of Common Stock at $7.50 per share, subject to adjustment in certain circumstances (CUSIP No. 912908126).

          (d) Unit, consisting of one (1) share of Common Stock, one (1) Class A Warrant and one (1) Class B Warrant (CUSIP No. 912908209).

                         Unity First Acquisition Corp.
                         245 Fifth Avenue, Suite 1500
                         New York, New York 10016

ITEM 2.   Identity and Background

     1. (a) Woodland Partners, a general partnership organized under the laws of the State of New York ("Partners").

          (b) Address:
               68 Wheatley Road
               Brookville, New York 11545

          (c) Principal Business: Investments.

          (d) No.

          (e) No.


                                - 10 of 23 -

          The general partners of Partners are Barry Rubenstein and Marilyn Rubenstein (husband and wife).

       2. (a) Barry Rubenstein, a general partner of Seneca Ventures,
Woodland Venture Fund, and Partners, the sole shareholder, an officer and director of Woodland Services Corp., and one of the trustees of The Marilyn and Barry Rubenstein Family Foundation.

          (b)   Address:
                        68 Wheatley Road
                        Brookville, New York 11545

          (c) Principal Occupation: General Partner of partnerships and limited partnerships engaged in the investment business.

          (d) No.

          (e) No.

          (f) Citizenship: United States.

          Barry Rubenstein is the husband of Marilyn Rubenstein and the father of Brian Rubenstein.

       3. (a) Marilyn Rubenstein, a general partner of Partners and one of the trustees of The Marilyn and Barry Rubenstein Family Foundation.

          (b)   Address:
                        68 Wheatley Road
                        Brookville, New York 11545

          (c) Principal occupation: Housewife

          (d) No.

          (e) No.

          (f) Citizenship: United States.

          Marilyn Rubenstein is the wife of Barry Rubenstein and the mother of Brian Rubenstein.


                                - 11 of 23 -

       4. (a) The Marilyn and Barry Rubenstein Family Foundation, an organization which is exempt from federal income taxation pursuant to Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Foundation").

          (b)   Address:
                        68 Wheatley Road
                        Brookville, New York  11545

          (c) Principal Business: Charitable Foundation

          (d) No.

          (e) No.

          Barry Rubenstein, Marilyn Rubenstein, and Brian Rubenstein are the trustees of the Foundation.

       5. (a) Woodland Venture Fund, a limited partnership organized under the laws of the State of New York (the "Fund").

          (b)   Address:
                        68 Wheatley Road
                        Brookville, New York  11545

          (c) Principal Business: Investments.

          (d) No.

          (e) No.

          Woodland Services Corp. and Barry Rubenstein are the general partners of the Fund. The limited partners of the Fund include certain other investors.

       6. (a) Seneca Ventures, a limited partnership organized under the laws of the State of New York (the "Fund").

          (b)   Address:
                        68 Wheatley Road
                        Brookville, New York  11545

          (c) Principal Business: Investments.

          (d) No.

                                - 12 of 23 -

          (e) No.

          Woodland Services Corp. and Barry Rubenstein are the general partners of the Fund. The limited partners of the Fund include certain other investors.

       7. (a) Woodland Services Corp., a corporation organized under the laws of the State of New York ("Services").

          (b)   Address:
                        68 Wheatley Road
                        Brookville, New York  11545

          (c) Principal Business: Investments.

          (d) No.

          (e) No.

          Mr. Rubenstein is the President and sole director of Services, and Marilyn Rubenstein, his wife, is the Secretary and Treasurer of Services. Mr. Rubenstein owns all of Service's outstanding shares of common stock, no par value.

       8. (a) Brian Rubenstein, one of the trustees of The Marilyn and Barry Rubenstein Family Foundation.

          (b)   Address:
                        68 Wheatley Road
                        Brookville, New York 11545

          (c) Principal Occupation: Corporate Finance Staff Analyst

          (d) No.

          (e) No.

          (f) Citizenship: United States

          Brian Rubenstein is the son of Barry Rubenstein and Marilyn
Rubenstein.


                                - 13 of 23 -

ITEM 3.   Source and Amounts of Funds or Other Consideration

          The individual reporting persons obtained funds for the purchase of the shares of Common Stock from their respective personal funds and/or other funds, the partnerships obtained funds for the purchase of the shares of Common Stock from their respective working capital and others funds, and the Foundation obtained funds for the purchase of the shares of Common Stock from its other funds.

          The amount of funds used in making the purchases of the Units in connection with the IPO and in the over-the-counter market are set forth below:

           Name                                Amount of Consideration
           ----                                -----------------------

           Woodland Partners                        $600,000
           Barry Rubenstein R/O IRA                 $900,000
           The Marilyn and Barry
             Rubenstein Family Foundation           $300,000
           Woodland Venture Fund                    $166,719
           Seneca Ventures                          $151,563

ITEM 4.   Purpose of Transaction.

          The reporting persons acquired their shares for purposes of investment.

          The reporting persons do not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through
(j) of item 4 of Schedule 13D.

ITEM 5.   Interests in Securities of the Issuer.

          (a) The following list sets forth the aggregate number and percentage (based on 1,875,000 shares of Common Stock outstanding as reported in the Issuer's prospectus (the "Prospectus") dated November 12, 1996) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of November 13, 1996:


                                - 14 of 23 -

                                      Shares of         Percentage of Shares
                                    Common Stock           of Common Stock
Name                             Beneficially Owned(1)   Beneficially Owned(1)
----                             -------------------     -------------------
Woodland Partners                     352,500(2)                  18.8%
Barry Rubenstein                      352,500(3)                  18.8%
Marilyn Rubenstein                    352,500(4)                  18.8%
The Marilyn and Barry Rubenstein
  Family Foundation                   352,500(5)                  18.8%
Woodland Venture Fund                 352,500(6)                  18.8%
Seneca Ventures                       352,500(7)                  18.8%
Woodland Services Corp.               352,500(8)                  18.8%
Brian Rubenstein                       50,000(9)                   2.7%

----------
(1) Does not include shares of Common Stock issuable upon the exercise of the Class A Warrants or the Class B Warrants.

(2) Partners disclaims beneficial ownership of 150,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, 50,000 shares of Common Stock owned by the Foundation, 27,500 shares of Common Stock owned by the Fund, and 25,000 shares of Common Stock owned by Seneca.

(3) 90,000 shares of Common Stock beneficially owned by Barry Rubenstein represents his equity interest in Partners. Mr. Rubenstein disclaims beneficial ownership of 10,000 shares of Common Stock held by Partners (which represents his wife's equity interest in Partners), 16,339 shares of Common Stock owned by the Fund, and 19,461 shares of Common Stock owned by Seneca.

(4) 10,000 shares of Common Stock represents Mrs. Rubenstein's equity interest in Partners and 2,240 shares of Common Stock represents Mrs. Rubenstein's equity interest as a limited partner of Seneca. Mrs. Rubenstein disclaims beneficial ownership of 90,000 shares of Common Stock held by Partners (which represents her husband's equity interest in Partners), 150,000 shares of Common Stock held in her husband, Barry Rubenstein's Rollover IRA account, 27,500 shares of Common Stock owned by the Fund, and 22,760 shares of Common Stock owned by Seneca.

(5) The Foundation disclaims beneficial ownership of 100,000 shares of Common Stock owned by Partners, 150,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, 25,000 shares of Common Stock owned by Seneca, and 27,500 shares of Common Stock owned by the Fund.

(6) The Fund disclaims beneficial ownership of 100,000 shares of Common Stock owned by Partners, 150,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, 50,000 shares of Common Stock owned by the Foundation, and 25,000 shares of Common Stock owned by Seneca.


(7) Seneca disclaims beneficial ownership of 100,000 shares of Common Stock owned by Partners, 150,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, 50,000 shares of Common Stock owned by the Foundation, and 27,500 shares of Common Stock owned by the Fund.

(8) 38 shares of Common Stock beneficially owned by Services represents its equity interest in the Fund, and 39 shares of Common Stock represents its equity interest in Seneca. Services disclaims beneficial ownership of 100,000 shares of Common Stock owned by Partners, 150,000 shares of Common Stock held in Barry Rubenstein's Rollover IRA account, 50,000 shares of Common Stock owned by the Foundation, 27,462 shares of Common Stock owned by the Fund, and 24,961 shares of Common Stock owned by Seneca.

(9)  Consists of 50,000 shares of Common Stock owned by the Foundation.


                                - 15 of 23 -

          (b) By virtue of being a general partner of Partners, the Fund and Seneca, a trustee of the Foundation, Barry Rubenstein may be deemed to have shared power to vote and to dispose of 202,500 shares of Common Stock representing approximately 10.8% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and dispose of 150,000 shares of Common Stock representing approximately 8.0% of the outstanding Common Stock.

          Marilyn Rubenstein, by virtue of being a general partner of Partners, a trustee of the Foundation, and the wife of Barry Rubenstein, may be deemed to have shared power to vote and to dispose of 352,500 shares of Common Stock representing approximately 18.8% of the outstanding Common Stock.

          Partners has sole power to vote and dispose of 100,000 shares of Common Stock, and may be deemed to have shared power to vote and to dispose of 252,500 shares of Common Stock.

          The Fund has sole power to vote and dispose of 27,500 shares of Common Stock, and may be deemed to have shared power to vote and to dispose of 325,000 shares of Common Stock.

          Seneca has sole power to vote and dispose of 25,000 shares of Common Stock, and may be deemed to have shared power to vote and to dispose of 327,500 shares of Common Stock.

          The Foundation has sole power to vote and dispose of 50,000 shares of Common Stock, and may be deemed to have shared power to vote and to dispose of 302,500 shares of Common Stock.

          Services may be deemed to have shared power to vote and to dispose of 352,500 shares of Common Stock.

          Brian Rubenstein, by virtue of being a trustee of the Foundation, may be deemed to have shared power to vote and dispose of 50,000 shares of Common Stock.


                                - 16 of 23 -

            (c) The following is a description of all transactions in Units of the Issuer by the persons identified in Item 2 of this Schedule 13D effected from September 13, 1996 through November 13, 1996, inclusive.


                                           Number of Units (U) of

                               Purchase or                          Purchase or
Name of Shareholder             Sale Date    Purchased or (Sold)    Sale Price
-------------------             ---------    -------------------    ----------

Woodland Partners               11/13/96          100,000 U            $6.00

Barry Rubenstein-Rollover IRA   11/13/96          150,000 U            $6.00

Woodland Venture Fund           11/13/96           27,500 U            $6.0625

Seneca Ventures                 11/13/96           25,000 U            $6.0625

The Marilyn and
  Barry Rubenstein
  Family Foundation             11/13/96           50,000 U            $6.00


          Woodland Partners, Barry Rubenstein and the Foundation, acquired the Units, in the IPO. Fund and Seneca acquired the Units in the over-the-counter market.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e) Not applicable.


ITEM 6.    Contracts, Arrangements, Understandings or
           Relationships with Respect to Securities of the Issuer

          (a) Partners is a general partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Partners is vested in its general partners - Barry Rubenstein and Marilyn Rubenstein.

          (b) The Foundation is a charitable trust organized under the laws of the State of New York. It is exempt from federal income taxation pursuant to
Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), as an organization described in Section 501(c)(3) of the Code. Pursuant to a trust agreement, voting and investment power over the shares of Common Stock held by the Foundation is vested in its trustees - Barry Rubenstein, Marilyn Rubenstein, and Brian Rubenstein.


                                - 17 of 23 -

          (c) The Fund is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by the Fund is vested in its general partners - Barry Rubenstein and Services. The limited partners have no voting or investment power over the shares of Common Stock held by the Fund.

          (d) Seneca is a limited partnership established and governed by New York law and a partnership agreement. Pursuant to such agreement, voting and investment power over the shares of Common Stock held by Seneca is vested in its general partners - Barry Rubenstein and Services. The limited partners have no voting or investment power over the shares of Common Stock held by Seneca.

          (e) Except for the circumstances discussed or referred to in paragraph
(a) and (d) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.


ITEM 7.   Material to be Filed as Exhibits

          Exhibit A - Agreement dated November 13, 1996 among the reporting persons by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

          Exhibit B - Power of Attorney, dated November 13, 1996, appointing Barry Rubenstein as attorney-in-fact for Brian Rubenstein.


                                - 18 of 23 -

                                   Signature
                                   ---------

          After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date: November 22, 1996

                                          /s/Barry Rubenstein
                           -----------------------------------------------------
                           Barry Rubenstein, individually, as General Partner on behalf of Woodland Partners, Woodland Venture
                           Fund and Seneca Ventures, as President of Woodland Services Corp., and as Trustee of The Marilyn and Barry Rubenstein Family Foundation


                                         /s/Marilyn Rubenstein
                           -----------------------------------------------------
                           Marilyn Rubenstein


                                                   *
                           -----------------------------------------------------
                           Brian Rubenstein


*   /s/Barry Rubenstein
----------------------------------
Barry Rubenstein, Attorney-in-Fact

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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